



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/14/12

January 22, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/22/13

Richard J. Kolencik
Marathon Oil Corporation
rjkolencik@marathonoil.com

Re: Marathon Oil Corporation
Incoming letter dated December 14, 2012

Dear Mr. Kolencik:

This is in response to your letter dated December 14, 2012 concerning the shareholder proposal submitted to Marathon by the New York State Common Retirement Fund. We also have received a letter on the proponent's behalf dated January 17, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@gmail.com

January 22, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Marathon Oil Corporation
Incoming letter dated December 14, 2012

The proposal requests that the board authorize the preparation of a report on lobbying contributions and expenditures that contains information specified in the proposal.

We are unable to concur in your view that Marathon may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Marathon's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Marathon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Kate Beukenkamp
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

January 17, 2013

Via electronic mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Marathon Oil regarding lobbying expenditures

Ladies and Gentlemen:

I have been asked by the Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund (the "Fund" or the "Proponent") to respond to the December 14, 2012 letter ("No Action Request Letter") from Marathon Oil Corporation ("Marathon" or the "Company") to the Staff of the Division of Corporate Finance of the U.S. Securities and Exchange Commission ("SEC" or "SEC Staff") concerning a shareholder proposal ("Proposal") submitted to the Company on behalf of the Fund for inclusion in the proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders ("2013 Proxy Materials"). *See* Exhibit A. The Proposal requests that Marathon issue a report, updated annually, disclosing direct, indirect, and grassroots lobbying expenditures. *See* Exhibit A.

The Company argues that the Proposal is excludable from the Company's 2013 Proxy Materials by virtue of Rule14a-8(i)(10) of the Securities Exchange Act of 1934, as amended, because the Proposal has already been substantially implemented by the Company. As is discussed in more detail below, this argument is without merit.

I have reviewed the Proposal, as well as the letter sent by the Company. Based upon the foregoing, as well as the relevant rule, it is my opinion that the Proposal is not excludable by virtue of the rule.

A copy of this letter is being emailed concurrently to Richard J. Kolencik, Assistant General Counsel for Marathon Oil, rjkolencik@marathonoil.com.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

The Proposal is not excludable under Rule 14a-8(i)(10) because the Company's actions do not compare favorably with the guidelines of the proposal.

While the Company asserts that it has published some information regarding its policies and procedures governing lobbying, and already discloses some of its lobbying expenditures to government agencies, the Proposal requests far more than the limited actions taken by the Company.

The Proposal requests that the Company prepare, and post to its website, an annual report that discloses Marathon's policies and procedures regarding direct, indirect and grassroots lobbying, including an itemization of amounts spent and recipients for expenditures on all such lobbying, the Company's membership in and payments to any tax exempt organization that write and endorse model legislation, and a description of the decision-making process and oversight by management and board for making the payments itemized. *See* Exhibit A.

Based on the Company's actions to date, shareholders that visit the Company's website are not able to ascertain the core information requested by the Proposal, such as a list of recipients of direct and indirect lobbying funds, and Company involvement in any tax-exempt organizations that write and endorse model legislation. Thus, the Company's actions taken to date do not compare favorably with the Proposal's request to provide a report 1) that includes an itemized breakdown of expenditures, and 2) which discloses its participation in and funding to any tax exempt organization that writes and endorses model legislation. As such, Marathon has not substantially implemented the Proposal and, as such, the Proposal should not be excluded from the 2013 Proxy Materials on this basis.

The present case most closely resembles the staff decision in *Abbott Laboratories* (February 8, 2012) where a nearly identical proposal was filed with very similar arguments of substantial implementation by Abbott Laboratories ("Abbott"). Abbott asserted that its partial disclosure of policies and its lobbying expenditure disclosures to government agencies sufficed to implement the proposal in question. The SEC Staff rejected the argument that the company's partial measures constituted substantial implementation of the proposal. Similarly, Marathon's partial disclosures should not constitute substantial implementation of this Proposal and the Proposal should not be excluded from the 2013 Proxy Materials on this basis. The Company has provided no precedents in which a proposal that seeks a company disclosure report on lobbying or other company expenditures has been found to be substantially implemented based on data published elsewhere on the Internet that partially fulfills some of the data requests in a company report requested under a proposal.

The Company cites *General Electric* (February 24, 2011) in support of exclusion, but in that case the company *had addressed the essential objective of each element of the proposal* regarding lobbying activities through public disclosures *on its own website.* General Electric successfully argued for reconsideration, because it was able to go through each of the points in the proposal and show how it had been essentially implemented. This is not the case with the current Proposal, where the Company has not provided the information on its website for at least two of the four elements of the proposal. Thus, the present matter is more like *Nike, Inc.* (July 5, 2012) where Nike's failure to provide a breakdown of itemized political contributions, as was requested in that proposal, led the SEC Staff to find that the company had not substantially implemented the proposal.

A comparison of the elements of the Proposal and the Company's disclosures

The Company asserts that its publication of policies on its website and its disclosures to government agencies of some of its lobbying expenditures suffices as substantial implementation of the Proposal. However, of the four items of disclosure called for by the Proposal, the Company's website discloses, at best, only partial information on two of the four requested elements. Thus, Marathon's actions not only fail to live up to the guidelines of the Proposal, but they also fail to address the Proposal's underlying concerns and essential objective.

Specifically, the Company has failed to provide investors with the core requirements of the Proposal that seek an itemized breakdown of direct, indirect, and grassroots lobbying expenditures, including the amount of the payment and the recipient in a single integrated report available to investors on the Company's website. In its current format, the website does not contain all the requested information and instead of meeting the requirements for disclosure, the company's approach would require investors to cobble together whatever information is available from diverse sites on the Internet.

1. **Disclosure of policy and procedures**

The first element of the Proposal requests that the Company disclose "policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications." *See* Exhibit A. The Proposal clarifies that, for purposes of this Proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is defined as lobbying engaged in by a trade association or other organization of which the Company is a member. *See* Exhibit A.

The Company asserts that it has satisfied the request for such a report, through (i) the oversight responsibilities of its Board Health, Environmental, Safety and Corporate Responsibility Committee ("HES&CR Committee"), (ii) its Code of Business Conduct, and (iii) its 2011 Living Our Values Corporate Social Responsibility Report (the "CSR Report"), each of which, according to the Company, is disclosed on its website. *See* No Action Request Letter, p. 4.

Although its disclosures in these documents respond partially to some of the elements of the Proposal, none of these documents answer the pivotal questions raised by the Proposal and its essential purposes, as revealed in the supporting statement. Instead, what one mostly finds on the Company's website are vague descriptions of the overall structures of committees and oversight processes.

The supporting statement makes it clear that of particular concern is Marathon's participation in trade associations such as the National Association of Manufacturers and/or US – Libya Business Association, as well as its membership in or contributions to organizations that draft and endorse highly controversial model legislation, such as the American Legislative Exchange Council. As is noted in the Proposal's supporting statement, "absent a system of accountability, company assets could be used for objectives contrary to Marathon's long-term interests." *See* Exhibit A.

The policies as they are currently disclosed shed little light on Company decision-making and standards regarding participation in trade associations or organizations with direct legislative influence. The current policies also fail to disclose whether the Company is effectively able to prevent company funds from being used by trade associations for lobbying efforts contrary to the Company's objectives or long-term interests.

2. <u>Itemization of Lobbying Payments</u>

The second element of the Proposal requests that the Company disclose "payments made by Marathon used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient." *See* Exhibit A.

The Company asserts that the requirement for disclosure of lobbying payments is met by its disclosures at the federal and state level, and where it is "required by state or local law ... [to] disclose political and lobbying expenditures ... reports are available to stockholders and the public and can be found on the state's websites." *See* No Action Request Letter, p. 7. Thus, the Company implicitly acknowledges that it does not disclose the requested information on its own website, but instead implies that shareholders seeking such information can go to various websites to find some of the relevant data.

The Company has not provided full disclosure on its own website of the itemized elements requested. Furthermore, the disclosures provided on other sites on the Internet are incomplete. The Company acknowledges in its response that not all states require disclosure of lobbying expenditures.

Out of the 16 states in which it has hired lobbyists, Marathon acknowledges that several do not require disclosure of lobbying expenditures. By the Company's own admission, information on those state websites is uneven at best. So are the federal disclosures, which do not, for instance, break down how much trade association lobbying is included in a company's federal lobbying report.

Moreover, disclosures on federal and state websites do not meet the requirements of the Proposal and by directing shareholders to outside sources, Marathon fails to meet the request of the Proposal for a single unified report presenting all of the data on its website.

The Proposal is clear in the information that it seeks -"comprehensive disclosure" related to direct, indirect and grassroots lobbying. Partial disclosures contained on federal and state websites fail to meet this comprehensive goal.

The decision in *Southwestern Energy* (March 15, 2011) illustrates the problem that the Company faces in its assertion of substantial implementation without meeting the Proposal's disclosure guidelines. Southwestern Energy had asserted substantial implementation of a political contributions disclosure proposal that followed a similar model to the current Proposal, including accounting of direct and indirect expenditures. However, Southwestern Energy only disclosed direct expenditures and therefore the staff found that the proposal was not excludable. Similarly, in the present case, the Company's reporting does not fulfill the request of the proposal to report "Payments by Marathon... in each case including the amount of the payment and the recipient."

Failure of the Company to provide a coordinated and comprehensive disclosure is a basis for finding lack of substantial implementation. The Company implies that anyone who wishes to obtain information on the Company's lobbying expenditures can go to various websites on the Internet, or file Freedom of Information Requests with some state agencies, and thereby gather the information that would be contained in a report requested by the Proposal. However, making shareholders do this extensive work to find and procure the information that would appear in a report requested in a proposal is a sufficient basis to find exclusion. As noted above, in *Abbott Laboratories*, (February 8, 2012) Abbott claimed on a very similar proposal that its existing disclosures to state and federal agencies sufficed to meet the requirements of the proposal. The SEC Staff disagreed and rejected a substantial implementation claim. The proponent had argued successfully that the proposal, essentially the same proposal as the present matter, requires a single integrated report to shareholders on the company's own website.

If the Company were able to document that all of the information requested by the guidelines of the proposal was effectively disclosed *somewhere* on its website, then it might be more successful in asserting substantial implementation. The cases cited by the company as showing successful arguments of substantial implementation were distinct from the present circumstances in that regard. For instance, in *PG&E* (March 10, 2010), cited by the Company, the requested information was available on the company's own site, even though not in a formal report. In *PG&E*, there was no request for the company to disclose the specific recipients of charitable contributions, and the company was able to go through each of the elements of the proposal and show how its existing operational commitments had effectively addressed each element. This is not the case in the present proposal; for at least two out of the four elements of the current proposal, the Company has not fulfilled the essential purpose or guidelines with reporting on its own site.

Similarly, in *Exxon Mobil* (March 23, 2009), cited by the Company, the request for political contribution disclosures was found to be substantially implemented. (There, the need for further breakdown of disclosures under that proposal's guidelines were ambiguous. By contrast, the current proposal seeks a clearly defined package of information on "Payments by Marathon.... in each case including the amount of the payment and the recipient," which the Company has failed to provide on its website.)

3. Participation in tax-exempt organizations that prepare model legislation

The third element of the Proposal requests that the Company disclose its "membership in and payments to any tax-exempt organization that writes and endorses model legislation." *See* Exhibit A.

The Company asserts that it has met this obligation through its "commitment to engage with stakeholders, stakeholder groups and industry, including tax-exempt organizations as described in [its] CSR Report and [its] policies, practices and procedures." *See* No Action Request Letter, p. 7. The response to this element neglects the essential purpose of the Proposal, as documented in the supporting statement.

A key example of the type of nonprofit organization, mentioned by and of concern to Proponent, as is expressed in the Proposal's supporting statement, is the American Legislative Exchange Council ("ALEC"). *See* Exhibit A. This organization has drawn quite a bit of public fire in recent years due to its model legislation reportedly opposing limits on semiautomatic weapons, undermining environmental regulations and denying climate change, supporting school privatization, undercutting health care reform, defunding unions, allegedly suppressing voters, and many other issues. As of November 2012, 42 corporations had recently resigned their membership in ALEC because of ALEC's role, and the public attention and/or reputational harm resulting therefrom, including McDonald's, Kraft, Pepsi, Coca-Cola, Intuit, General Electric, Western Union, Sprint Nextel, Symantec, Reckitt Benckiser Group, and Entergy. [1]

The thrust of the Proposal as a whole is to address areas where the Company may be taking action inconsistent with its long-term interests. In this element regarding non-governmental organizations that prepare model legislation, other corporations have identified such a lack of alignment and have acted on the issues. Proponent believes that shareholders should have clear disclosure of whether Marathon is participating in ALEC as well as any similar organizations, and whether and how the Company is ensuring that such participation does not undermine the Company's long-term interests and public reputation. This information is not available on the Company's website.

[1] http://sourcewatch.org/index.php?title=Corporations_that_Have_Cut_Ties_to_ALEC

4. Oversight and decision-making processes

The fourth and final element of the Proposal requests that the Company disclose a "description of the decision making process and oversight by management and the Board for making payments described in [the second element, above]." *See* Exhibit A.

The Company argues that this element has been satisfied by its disclosures discussed in the sections above and on its website. *See* No Action Request Letter, p. 9. Although the Company discloses various information about its decision-making infrastructure, the disclosures by the Company do not substantially implement the Proposal because they fail to address the core concerns of the Proposal as stated in the supporting statement. Specifically, one would be unable to discern how and whether the Company is addressing its oversight of indirect lobbying, and preventing the potential for lobbying positions by trade associations that undermine the Company's long-term interests.

A company can do extensive reporting on an issue and still not be considered to substantially implement the Proposal seeking a report within the same issue area. For instance, in *Chesapeake Company* (April 13, 2010) Chesapeake asserted that its extensive web publications constituted "substantial implementation" of the proposal on natural gas extraction. However, the proponents argued that the proposal could not be substantially implemented if the company failed to address most of the core issues it raised. The SEC Staff concluded that despite a volume of writing by the company on hydraulic fracturing, the matter was not substantially implemented. The same failing exists in the present circumstance – there is some disclosure on the general topic of the proposal, but not enough to meet the Proposal's guidelines.

CONCLUSION

The Commission has made it clear that under Rule 14a-8(g) "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met the burden that the Proposal is excludable under Rule 14a-8(i)(10).

Therefore, we request that the SEC Staff inform the Company that the SEC proxy rules require denial of the Company's No Action Request Letter. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc:

Thomas P. DiNapoli
Richard J. Kolencik

EXHIBIT A
Text of the Shareholder Proposal

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Marathon Oil Corporation ("Marathon") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Marathon used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Marathon's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which MRO is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Marathon is a member of the American Petroleum Institute ("API"), which spent more than $12 million on lobbying in 2010-2011. Marathon also participates in the National Association of Manufacturers, and the controversial US-Libya Business Association (http://www.businessweek.com/news/2011-06-14/qaddafi-coddled-by-u-s-oil-whose-hearts-are-where-the-money-is.html). Marathon does not disclose its trade association payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to Marathon's long-term interests.

Marathon spent approximately $8.28 million in 2010 and 2011 on direct federal lobbying activities (opensecrets.org) and hired lobbyists in 16 states (followthemoney.org). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying in states that do not require disclosure. Marathon does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as serving on a task force of the American Legislative Exchange Council.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

Richard J. Kolencik
Assistant General Counsel and Assistant Secretary


Marathon Oil

Marathon Oil Corporation
5555 San Felipe Street
Houston, Texas 77056
Telephone 713.296.2535
Fax 713.296.4227
rjkolencik@marathonoil.com

Sent Via Electronic Mail

December 14, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No Action Letter –Stockholder Proposal for Inclusion in Marathon Oil Corporation's 2013 Proxy Statement submitted by the New York State Common Retirement Fund

Ladies and Gentlemen:

Marathon Oil Corporation, a Delaware corporation ("Marathon," "we" or the "Company"), has received a stockholder proposal and supporting statement (the "Stockholder Proposal") from the New York State Common Retirement Fund (the "Proponent") for inclusion in Marathon's proxy statement for its 2013 Annual Meeting of Stockholders (the "2013 Proxy Materials") to be held on April 24, 2013. Marathon asks the staff of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") to not recommend to the Commission that any enforcement action be taken if Marathon excludes the Stockholder Proposal from its 2013 Proxy Materials for the reasons described below.

I. The Stockholder Proposal

The Stockholder Proposal requests Marathon's Board of Directors (the "Board") prepare a report on corporate political lobbying, stating in relevant part:

> **Resolved**, the shareholders of Marathon Oil Corporation ("Marathon") request the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Marathon used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Marathon's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which MRO is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

A copy of the Proponent's cover letter dated November 14, 2012, the Stockholder Proposal, Marathon's deficiency letter pursuant to Rule 14a-8 dated November 16, 2012 and the Proponent's supplemental letter dated November 23, 2012 are attached hereto as "Exhibit A."

II. Basis for Exclusion

Marathon believes that it may properly exclude the Stockholder Proposal from its 2013 Proxy Materials based on Rule 14a-8(i)(10) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") because the Stockholder Proposal has been substantially implemented by the Company.

Marathon's statement of reasons is more particularly described below.

III. The Stockholder Proposal May Be Properly Omitted Pursuant to Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 34-12598 (July 7, 1976).

In 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." Exchange Act Release No. 20091 (Aug. 16, 1983). The

1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. Exchange Act Release No. 40018 at note 30 and accompanying text (May 21, 1998).

Applying this standard, the Commission has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. Mar. 28, 1991). More recently, the Commission reiterated that substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See General Electric Company* (avail. Feb. 24, 2011) (proposal requesting the board prepare a report on lobbying activities was substantially implemented by General Electric's public disclosures on its company website which addressed the underlying essential objective of the proposal). *See also PG&E Corporation* (avail. March 10, 2010) (proposal requesting a charitable contributions report was substantially implemented by the company because of the company's policies, practices, and procedures (including website disclosures) compared favorably with the proposal even though the company did not provide a formal report as requested by the proposal). Thus, when a company can demonstrate that it has already taken actions to address each element of a shareowner proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

At the same time, differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. Exchange Act Release No. 40018 at note 30 and accompanying text (May 21, 1998). *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company verify the employment legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

The Commission has also consistently granted requests for no-action relief related to shareholder proposals requesting the issuance of a report when the company could demonstrate that it had published the relevant information on its public website. *See e.g., Aetna Inc.* (Mar. 27, 2009) (permitting exclusion of a proposal requesting a report describing the company's policy responses to concerns about gender and insurance when the company had published a paper addressing such issues) and *Alcoa Inc.* (Feb. 3, 2009); *Wal-Mart Stores, Inc.* (Mar. 10, 2008) and *Dow Chemical Company* (Mar. 5, 20008) (in each case permitting exclusion of a proposal requesting a global warming report when the company already generally addressed the issue).

Here, Marathon already provides stockholders, stakeholders and the public with information regarding Marathon's political and lobbying engagement policies, procedures and practices.

This information is provided in various forms on Marathon's website at www.marathonoil.com. As discussed more fully below, this includes an overview of the Company's oversight and governance by the Health, Environmental, Safety and Corporate Responsibility Committee (the "HES&CR Committee") of the Board, Marathon's Code of Business Conduct, and Marathon's 2011 Living Our Values Corporate Social Responsibility Report (the "CSR Report"). These policies, practices, and procedures, and related disclosures, compare favorably with the guidelines of the Stockholder Proposal, and meet the essential objective of the Stockholder Proposal, which is to provide transparency and accountability regarding Marathon's lobbying activities.

Additionally, Marathon publicly discloses its federal lobbying expenditures periodically to Congress in accordance with federal law. These quarterly, semi-annual, and annual filings report and disclose the Company's federal lobbying expenditures, on an aggregate basis, which includes, among other things, consulting services, federal grassroots lobbying, direct contact lobbying, and trade association dues attributable to federal lobbying. The reports are public and can be found on the websites of the Office of the Secretary of the U.S. Senate and the Office of the Clerk of the U.S. House of Representatives.

Finally, Marathon's policy is to comply with all state and local lobbying and ethics laws where it operates. Presently, Marathon or its registered lobbyist provides disclosures on lobbying activities in eight states, including Alaska, Colorado, Louisiana, Montana, North Dakota, Oklahoma, Texas and Wyoming. In some states where we have lobbying activities, Marathon is not required to file a report, but the Company's registered lobbyists are required to report certain lobbying expenditures and activities made on Marathon's behalf. These reports can be found in the public domain on the state's websites. Marathon requires through its contractual agreements with our registered lobbyists that they fully comply with all state and local lobbying and ethics laws and related reporting obligations.

Specific details with respect to how Marathon's existing policies, practices and procedures address each element of the Stockholder Proposal's recommended report regarding lobbying activities (the "Lobbying Report") are described below.

A. Overview of Marathon's Policy and Procedures

The first element of the Stockholder Proposal requests that the Lobbying Report disclose the Company's "policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications." We believe that the Company has satisfied the requests for such a report, through (i) the oversight responsibilities of the HES&CR Committee of the Board, (ii) Marathon's Code of Business Conduct, and (iii) Marathon's CSR Report; each of which is disclosed on the Company's website.

(i) Oversight Responsibilities of the HES&CR Committee

The Board, through the HES&CR Committee, maintains an oversight function regarding political contributions, which includes lobbying expenditures and trade association memberships, and a description of this oversight role is publicly available. The HES&CR Committee is comprised of five independent directors, and it meets at least three times each year. As set forth in the Committee Charter, two of the purposes of the HES&CR Committee are to assist the Board with respect to (i) reviewing the Company's political, charitable, and educational contributions, and (ii) developing recommendations for the formulation and adoption of policies, programs and practices concerning health, environmental, safety, social, public policy and political issues. The HES&CR Committee Charter is attached hereto as "Exhibit B." It is also available on the Company's website at http://www.marathonoil.com/content/documents/investor_center/corporate_governance/charter_HESCR_committee_2011.pdf.

Additionally, the Health, Environmental, Safety and Security ("HES&S") Management Committee (the "Management Committee") which is comprised of Company officers is accountable to the HES&CR Committee. The Management Committee's role is to provide direction on HES&S policy and strategy, review HES&S performance and maintain awareness of legislative and regulatory activities that could impact Company performance (further described at http://www.marathonoil.com/Social_Responsibility/Policies_Beliefs_and_Expectations/Oversight_Responsibilities/). The Company's Oversight Responsibilities website and Health, Environment, Safety & Security Policy Statement are attached hereto as "Exhibit C."

As described on our website, we believe this element of the Stockholder Proposal, dealing with "Company policy and procedures governing lobbying" activities, has been satisfied with the description of the important oversight role that the HES&CR Committee serves.

(ii) Marathon's Code of Business Conduct

Marathon's Code of Business Conduct is a document adopted and approved by the Corporate Governance and Nominating Committee of the Board which lays the foundation for our business decisions. Marathon's Code of Business Conduct applies to all employees, managers, officers and directors of Marathon as a guide to their decision-making. In it, it addresses the Company's commitment and responsibility to governments and the law, specifically covering political and lobbying activities. Attached hereto as "Exhibit D" is page 12 of Marathon's Code of Business Conduct dealing with political and lobbying activities. The entire Code of Business Conduct is also available on the Company's website at http://www.marathonoil.com/About_Us/Our_Values/Ethics/Code_of_Business_Conduct/.

As described in the Code of Business Conduct on page 12, Marathon's policies and procedures for employees with respect to political and lobbying activities are clearly defined. Use of Company funds, property or services, either directly or indirectly, to help nominate or elect any candidate to public office or support any referendum or other issue-related campaign or supporting political parties, so long as such activity is permitted by applicable law, is permissible only when approved by the Chief Executive Officer or Vice President, Public Policy.

Additionally, Marathon recognizes that lobbying activity on behalf of the interests of the Company is permissible, but highly regulated by law. As a result, except for employees in our Government Affairs Organization, no employee conducting Company business, furthering the interests of the Company or using Company resources shall provide a gift, meal, transportation or anything of value to any U.S. federal legislator, federal executive branch official or his or her staff members without the approval of the Company's Law Organization, or to any state or local government official or his or her staff members without the support or approval of the Company's Government Affairs Organization or the approval of the Company's Law Organization.

As described in Marathon's Code of Business Conduct, available on our website, we believe this element of the Stockholder Proposal, dealing with "Company policy and procedures governing lobbying" activities, has been satisfied with the disclosure of Marathon's policies and procedures for employees with respect to political and lobbying activities.

(iii) Marathon's CSR Report

The CSR Report is a Company publication that enhances the Company's discussion of actions taken to demonstrate Marathon's commitment to conducting business in an ethical, transparent and socially responsible manner. It is prepared and made available as part of Marathon's ongoing effort to keep stakeholders and the public informed of our views and plans regarding significant issues relevant to our business in a range of areas relating to the environmental, social and financial performance of the Company. Attached hereto as "Exhibit E" is page eight of Marathon's CSR Report dealing with governance and political contribution activities. The entire CSR Report is also available on the Company's website at http://www.marathonoil.com/content/documents/social_responsibility/living_our_values_reports/lov_report_2011_final.pdf.

As described in Exhibit E, the CSR Report discusses Marathon's commitment to operate according to high standards of ethical business conduct and promote a culture across the Company that values and believes in these standards. The Company also supports the rule of law and accountability wherever it operates. To that end, the CSR Report discusses and discloses the Company's political contributions.

Additionally, the CSR Report reiterates Marathon's management and governance by the Board regarding these issues. Specifically, the CSR Report states that the Board has ultimate ownership and accountability for the Company's commitment to conduct the business in an ethical, transparent and socially responsible manner. As stated above, the Board's HES&CR Committee's responsibility includes, in relevant part, (i) identifying, evaluating and monitoring public policy and political trends, issues and concerns that could affect the Company's business activities and performance, (ii) analyzing the Company's global reputation and developing recommendations to strategically position the Company to support its business objectives, and (iii) developing recommendations for the formulation and adoption of policies, programs, and practice concerning public policy and political issues.

As described in Marathon's CSR Report, we believe this element of the Stockholder Proposal, dealing with "Company policy and procedures governing lobbying" activities, has been satisfied with publication and disclosure of our policies, procedures and practices.

B. Payments By Marathon For Lobbying Activities

The second element of the Stockholder Proposal requests that the Lobbying Report disclose the Company's payments used for "direct and indirect lobbying" or "grassroots lobbying communications." We believe that the Company has met the Stockholder Proposal's request for such disclosures as described in the sections above.

Federal lobbying reports provide information regarding expenses for "lobbying activities" as defined pursuant to the Federal Lobbying Disclosure Act, 2 U.S.C. 1604, prepared under the "good faith estimate" standard, in connection with, among other things, (1) matters lobbied; (2) participating or intervening in a candidate's political campaign for public office at any level of government; (3) attempting to influence the public on elections, legislative matters or referendums (also known as "grassroots lobbying") at the federal, state, and local levels; (4) direct communications with certain very high-level federal executive branch officials in an attempt to influence the officials' actions or positions, and (5) the portion of contributions or dues paid to a tax-exempt organization (such as a trade association) that is allocable to the above lobbying or political expenditures as notified by the tax-exempt organization.

Additionally, as stated above, Marathon's policy is to comply with all state and local lobbying and ethics laws where it operates. As a result, where it is required by state or local law, Marathon or its registered lobbyist disclose political and lobbying expenditures. As noted above, some states do not require Marathon to file lobbying or ethics reports, but in those states the Company's registered lobbyists are required to report certain lobbying expenditures and activities made on Marathon's behalf. Marathon requires through its contractual agreements with our registered lobbyists that they fully comply with all state and local lobbying and ethics laws and related reporting obligations. As described in Section E below, these reports are available to stockholders and the public and can be found on the state's websites.

Accordingly, we believe this element of the Stockholder Proposal, requesting disclosure of the Company's payments used for "direct and indirect lobbying" or "grassroots lobbying communications," has been satisfied by the Company's disclosures at the federal and state level as discussed above and available on the website listed herein.

C. Marathon's Membership In Tax-Exempt Organizations

The third element of the Stockholder Proposal requests that the Lobbying Report disclose the Company's memberships in and payments to any tax-exempt organization. We believe that the Company has met the Stockholder Proposal's request for such disclosures through its commitment to engage with stakeholders, stakeholder groups and industry, including tax-exempt organizations, as described in Marathon's CSR Report and the Company's policies, practices and procedures.

As described on page 11 of Marathon's CSR Report, Marathon promotes public policies that encourage responsible energy development and allow us to build a sustainable business. Marathon's goal is to maintain a Company voice in public debates and to participate in public policy decision-making focused on issues relevant to our industry. As a result, Marathon engages with stakeholders at every level of the Company through both formal and informal means, working with stakeholder groups and industry to propose mutually acceptable solutions that address our business goals and concerns. Through this process, these stakeholders voice concerns, provide suggestions and help us to conduct our business in a more responsible and productive manner. Although Marathon does not specifically discuss each time we engage with our stakeholders, our overall policies, practices and procedures satisfactorily address the proposal's essential objective which is to provide transparency and accountability regarding Marathon's lobbying activities.

Moreover, as stated above, Marathon publicly discloses its federal lobbying expenditures in accordance with federal law. These filings report and disclose the Company's federal lobbying expenditures, on an aggregate basis, which includes, among other things, trade association dues attributable to federal lobbying. Additionally, the Board, through the HES&CR Committee, maintains an oversight function regarding political contributions, which includes lobbying expenditures and trade association memberships, a description of which is publicly available on our website.

Accordingly, we believe this element of the Stockholder Proposal, requesting disclosure of the Company's "memberships in and payments to any tax-exempt organization," has been satisfied by the Company's disclosures, policies, practices and procedures as discussed above and as available on our website.

D. Marathon's Oversight and Decision Making Process

The fourth element of the Stockholder Proposal requests that the Lobbying Report describe the Company's "decision making process and oversight by management and the Board" for making lobbying payments. We believe that the Company has met the requests for such a report as described in the sections above.

Specifically, as discussed above in Section A(i), the Board, through the HES&CR Committee, maintains an oversight function regarding political contributions, which includes lobbying expenditures and trade association memberships, and a description of this oversight role is publicly available. Additionally, as discussed in Section A(ii), Marathon's policies and procedures for employees with respect to political and lobbying activities are clearly defined, and permissible only when approved by the Chief Executive Officer or Vice President, Public Policy. Moreover, Marathon's policy as described in the Code of Business Conduct states that no employee conducting Company business, furthering the interests of the Company or using Company resources shall provide a gift, meal, transportation or anything of value to any U.S. federal legislator, federal executive branch official or his or her staff members without the approval of the Company's Law Organization, or to any state or local government official or his or her staff members without the support or approval of the Company's Government Affairs Organization or the approval of the Company's Law Organization. Finally, Marathon's policy is to comply with all state and local lobbying and ethics laws where it operates, in addition to federal lobbying and ethics laws.

Accordingly, we believe this element of the Stockholder Proposal, requesting a description of the Company's "decision making process and oversight by management and the Board" for making lobbying payments, has been satisfied by the Company's disclosures as discussed above and available on our website.

E. Other Company Resources

In addition to the policies, procedures and practices disclosed above and on our website, Marathon's policy is to comply with all federal, state and local ethics and lobbying laws. This information is publicly available at the following websites:

- Federal Lobbying Expenditures – Reported to both the Office of the Secretary of the U.S. Senate and the Office of the Clerk of the U.S. House of Representatives, each of which is publically available at:
  http://www.senate.gov/legislative/Public_Disclosure/LDA_reports.htm; and
  http://lobbyingdisclosure.house.gov/.
- State Lobbying and Ethics Reports –
  - Alaska – http://doa.alaska.gov/apoc/Lobbyist/lobcovc.html;
  - Colorado – http://www.sos.state.co.us/lobby/Home.do;
  - Louisiana – http://ethics.la.gov/LobbyingHome.aspx;
  - Montana – http://politicalpractices.mt.gov/4lobbying/default.mcpx;
  - North Dakota – http://www.nd.gov/sos/lobbylegislate/;
  - Oklahoma – https://www.ok.gov/ethics/lobbyist/public_index.php;
  - Texas – http://www.ethics.state.tx.us/dfs/loblists.htm; and
  - Wyoming – http://soswy.state.wy.us/Elections/LobbyistInfo.aspx.
- Federal Campaign Contributions – Reported to the Federal Election Commission, which are publically available at: http://www.fec.gov/disclosure.shtml.

Therefore, stockholders, stakeholders and members of the public are able to find significant amounts of information on "the use of staff time and corporate funds," in addition to the Company's policies, practices and procedures relating to lobbying activities, as requested by the Stockholder Proponent. Accordingly, it is our opinion that consistent with Rule 14a-8(i)(10), the policies, practices, and procedures, and related disclosures as described above, and the precedents referenced above, the Stockholder Proposal has been substantially implemented by the Company and is, therefore, excludable under Rule 14a-8(i)(10).

V. Conclusion

As is demonstrated by the foregoing discussion, we believe the Stockholder Proposal is excludable under Rule 14a-8(i)(10). Based on the foregoing, Marathon respectfully requests the Division's staff confirm that it will not recommend any enforcement action if Marathon excludes the Stockholder Proposal from its 2013 Proxy Materials.

In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D, Shareholder Proposals (Nov. 7, 2008), question C, we are submitting this letter to the Commission via email to shareholderproposals@sec.gov. A copy of this letter, together with enclosures, is also being emailed and mailed on this date to the Proponent in accordance with Rule 14a-8(j), thereby providing notice of Marathon's intention to omit the Stockholder Proposal from its 2013 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days prior to the date Marathon intends to file its definitive 2013 Proxy Materials. Please acknowledge receipt of the materials via return email to me at rjkolencik@marathonoil.com.

If the Commission's staff disagrees with any of the conclusions or positions taken herein, such that it will not be able to take the no-action position requested, Marathon would appreciate the opportunity to confer with the Commission's staff prior to the issuance of a negative response. If you have any questions, please feel free to call me at 713-296-2535.

Sincerely,



Richard J. Kolencik
Assistant General Counsel, Corporate and Finance

RJK

Attachments

cc: S. J. Kerrigan (w/out attachments)
S. A. Mazzu, III (w/out attachments)
Honorable Thomas P. DiNapoli (w/attachments – via overnight mail)
Patrick Doherty (w/attachments – via email and overnight mail)

EXHIBIT A

THOMAS P. DINAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 14, 2012

Ms. Sylvia J. Kerrigan
Secretary
Marathon Oil Corporation
5555 San Felipe Street
Houston, TX 77056-2723

Dear Ms. Kerrigan:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Marathon Oil Corporation of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Marathon Oil Corporation shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value. and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Marathon Oil Corporation ("Marathon") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Marathon used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Marathon's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which MRO is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Marathon is a member of the American Petroleum Institute ("API"), which spent more than $12 million on lobbying in 2010-2011. Marathon also participates in the National Association of Manufacturers, and the controversial US-Libya Business Association (http://www.businessweek.com/news/2011-06-14/qaddafi-coddled-by-u-s-oil-whose-hearts-are-where-the-money-is.html). Marathon does not disclose its trade association payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to Marathon's long-term interests.

Marathon spent approximately $8.28 million in 2010 and 2011 on direct federal lobbying activities (opensecrets.org) and hired lobbyists in 16 states (followthemoney.org). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying in states that do not require disclosure. Marathon does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as serving on a task force of the American Legislative Exchange Council.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

FILE COPY

Richard J. Kolencik
Assistant General Counsel and Assistant Secretary


Marathon Oil

Marathon Oil Corporation
5555 San Felipe Street
Houston, Texas 77056
Telephone 713.296.2535
Fax 713.296.4227
rjkolencik@marathonoil.com

VIA FAX (212-681-4468) and REGULAR MAIL

November 16, 2012

State of New York
Office of the State Comptroller
Patrick Doherty
Director – Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Re: Shareholder Proposal – Political Lobbying Report

Dear Mr. Doherty:

On November 14, 2012 Marathon Oil Corporation ("Marathon") received your letter on behalf of the Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, the sole trustee of the New York State Common Retirement Fund (the "Fund") dated November 14, 2012, which authorizes the proposed resolution to be considered by the shareholders of Marathon at its 2013 annual meeting of stockholders. The Fund's shareholder proposal requests that Marathon's board of directors prepare a report, updated annually, disclosing, in part, Marathon policy and procedures governing lobbying, grassroots lobbying, lobbying payments, Marathon membership in and payments to certain tax-exempt organizations, and a description of the decision making process over the abovementioned activities.

As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to Marathon. This letter serves as notification that your November 14th letter, which was received by Marathon by facsimile on November 14th, does not meet all of the eligibility and procedural requirements of Rule 14a-8.

Specifically, according to Rule 14a-8(b)(1), in order for us to consider the Fund's resolution, the Fund must demonstrate to us that, as of November 14, 2012, it continuously held at least $2,000 in market value, or 1%, of the shares entitled to be voted on the resolution at Marathon's 2013 annual meeting of shareholders for at least one year.

Your letter dated November 14, 2012, states, in part, that ownership in Marathon's stock will be held until after the annual meeting. Additionally, it states, in part, that the Fund owns shares of Marathon common stock through its custodial bank, J.P Morgan Chase. However, your letter did not indicate whether the Fund has continuously held $2,000 in market value, or 1%, of the shares entitled to be voted for more than one year. Your letter further provides that J.P Morgan Chase will subsequently provide verification of the Fund's ownership. As of the date of this letter, Marathon has not received this verification from J.P. Morgan Chase.

If the Fund holds its Marathon shares through a bank or broker, then in order to substantiate the Fund's share ownership, Rule 14a-8(b)(2) requires the Fund to submit to Marathon a written statement from that bank or broker verifying that, as of November 14, 2012, the Fund continuously held at least $2,000 in market value, or 1%, of the shares entitled to be voted on the resolution at Marathon's 2013 annual meeting of shareholders for at least one year. Please see Rule 14a-8(b)(2)(i) for further details, and Rule 14a-8(b)(2)(ii) for an alternative way to prove ownership.

Based on these rules, Marathon hereby requests a written statement from the "record" holder that it held at least $2,000 in market value of Marathon common stock for at least one year by the date the Fund submitted the proposal. As provided in Rule 14a-8(f), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification. Therefore, this information is due on or before November 30, 2012.

If you have any questions or would like to discuss this matter further, please feel free to call me at the number above.

Sincerely,



Richard J. Kolencik

/rjk

cc: S. J. Kerrigan
S. A. Mazzu, III
The Honorable Thomas J. Napoli – (via Fax 212-681-4468 and Regular Mail)

J.P.Morgan

Peter Gibson

Vice President
Client Service
Worldwide Securities Services

November 23, 2012

Mr. Richard J. Kolencik
Assistant General Counsel and Assistant Secretary
Marathon Oil Corporation
5555 San Felipe Street
Houston, Texas 77058

Dear Mr. Kolencik,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Marathon Oil Corporation continuously for at least one year as of November 14, 2012.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 2,656,938 shares of common stock as of November 14, 2012 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (732) 623-3332

Regards,



Peter Gibson

cc: Gianna McCarthy – NYSCRF
George Wong - NYSCRF

4 New York Plaza 12th Floor, New York, NY 10004
Telephone: +1 212 623 0407 Facsimile: +1 212 623 0504 peter.gibson@jpmorgan.com
JPMorgan Chase Bank, N.A.

EXHIBIT B

BOARD COMMITTEES & CHARTERS

In 2011, the Board of Directors had four principal committees, all members of which were independent, non-employee directors. The table below shows the current committee memberships of each director and the number of meetings that each corresponding committee held in 2011.

Overview | Audit & Finance | Compensation | Governance & Nominating | HES/Corporate Resp.

The Health, Environmental, Safety and Corporate Responsibility Committee assists the Board in identifying and monitoring social, political and environmental trends and issues that affect the Company. Additionally, the committee analyzes the Company's global reputation and develops recommendations to strategically position the Company to support its business objectives.


Health, Environmental, Safety and Corporate Responsibility Committee Charter

Related Links

Code of Business Conduct
Ethics and Integrity
Board of Directors
Marathon Leadership

MARATHON OIL CORPORATION

Health, Environmental, Safety and Corporate Responsibility Committee

(Effective November 1, 2011)

Statement of Purpose

The Health, Environmental, Safety and Corporate Responsibility Committee (the "Committee") is a standing committee of the Board of Directors (the "Board"). The purpose of the Committee is to assist the Board with respect to (i) identifying, evaluating and monitoring health, environmental, safety, social, public policy and political trends, issues and concerns that could affect the Company's business activities and performance, (ii) analyzing the Company's global reputation and developing recommendations to strategically position the Company to support its business objectives, and (iii) developing recommendations to the Board for the formulation and adoption of policies, programs and practices concerning health, environmental, safety, social, public policy and political issues.

Authority

The Committee shall have the authority and responsibility to engage and terminate outside legal counsel or other consultants to assist in discharging its responsibilities hereunder. The Committee shall have full access to any relevant records of the Company and may also request that any officer or other employee of the Company, including the Company's outside counsel or any other person meet with any members of, or consultants to, the Committee.

Membership

This Committee shall be comprised of not less than three nor more than six members. Each member shall (i) be a member of the Board, and (ii) be independent and qualified under standards established by applicable law, stock exchange listing standards, and the Company's Corporate Governance Principles. Except in any such member's capacity as a member of the Committee, the Board, or any other board committee, no member shall accept any consulting, advisory, or other compensatory fee from the Company, or be an affiliated person of the Company or any subsidiary thereof.

Meetings

The Committee will meet at least three times each year, with authority to convene additional meetings as circumstances require. All Committee members are expected to attend each meeting, in person or by teleconference. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes of each meeting will be prepared. If requested by any member of the Committee, time shall be allotted for an executive session of Committee members only and any executives or outside advisors they might want to invite.

Quorum

A majority of the total number of Committee members then in office shall constitute a quorum for the transaction of business at any meeting. All matters shall be decided by the affirmative vote of a majority of members present in person or via teleconference at a meeting duly called and held.

Responsibilities

The following shall be the principal responsibilities of the Committee:

1. *Health, Environmental, Safety, Social, Public and Political Policies, Programs and Practices.* The Committee shall periodically review and make recommendations to the Board on, and monitor the Company's compliance with, the Company's policies, programs and practices concerning broad health, environmental, safety, social, public policy and political issues.

2. *Health, Environmental, Safety, Social, Public Policy and Political Trends.* The Committee shall identify, evaluate and monitor the health, environmental, safety, social, public policy and political trends, issues and concerns, domestic and international, which affect or could affect the Company's business activities, performance and reputation by generating expectations of the Company by its constituencies, including shareholders, employees, customers, vendors, governments and the public.

3. *Review of Legislative and Regulatory Issues*. The Committee shall periodically review legislative and regulatory issues affecting the Company's businesses and operations.

4. *Political, Charitable and Educational Contributions*. The Committee shall review the Company's political, charitable and educational contributions.

5. *Report of Compliance and Effectiveness*. The Committee shall receive periodic reports to:

   a. monitor compliance with the Company's system of internal controls over health, environmental, safety, social and political regulatory requirements, industry standards, and internal policies, programs and practices;

   b. monitor the effectiveness of systems necessary to ensure compliance with applicable legislation, regulatory requirements, industry standards, and internal policies, programs and practices related to health, environmental, safety, social and political matters;

   c. review the findings of regulatory agencies in respect of health, environmental, safety, social and political matters, as well as management's responses thereto;

   d. review significant health, environmental and safety risks and exposures, including mitigation and remedial actions; and

   e. review emergency response planning procedures for the health, environmental and safety areas.

6. *Performance Evaluation.* The Committee shall evaluate its performance on an annual basis and develop criteria for such evaluation consistent with the responsibilities set forth in this charter.

7. *Delegation.* The Committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the Committee.

8. *Other Delegated Responsibilities.* The Committee shall also carry out such other duties that may be delegated to it by the Board from time to time.

9. *Review of Charter.* The Committee shall reassess and report to the Board on the adequacy of this charter on an annual basis.

EXHIBIT C

OVERSIGHT RESPONSIBILITIES

The Health, Environmental, Safety and Corporate Responsibility Committee (HES&CR) of our Board of Directors has oversight responsibility for Marathon health, environment, safety and security (HES&S).

The HES&S Management Committee, comprises operating component and support function officers, and is accountable to the HES&CR. Its role is to:

- Provide direction on HES&S policy and strategy
- Review HES&S performance
- Maintain awareness of legislative and regulatory activities that could impact Company performance
- Review and approve recommendations, standards and procedures from the Leadership Committee

The HES&S Leadership Committee is accountable to the HES&S Management Committee. Members include HES&S managers from business units and the corporate HES&S group. Responsibilities of the Leadership Committee are to:

- Provide guidance and direction on HES&S issues and initiatives
- Develop appropriate HES&S metrics to ensure continuous improvement
- Develop audit plans and share audit results across organizations
- Identify best practices and establish teams to develop and implement them across Marathon
- Ensure that HES&S standards are developed and submitted to the Management Committee

Managers at all levels communicate our commitment that everyone working at Marathon goes home safely.

- HES&S Policy (PDF)
- HES&S Beliefs (PDF)
- Life Critical Expectations (PDF)

Related Links

Code of Business Conduct

Ethics and Integrity

Living Our Values Report

Marathon Leadership

Social Responsibility Policies, Beliefs and Expectations Oversight Responsibilities


Marathon Oil

Health, Environment, Safety & Security Policy Statement

Marathon Oil Company (MRO or Corporation) recognizes that the ability to do business in any community is a privilege. We honor this by doing our utmost to avoid harm to people and the environment, and by acting responsibly wherever we operate. High standards of health, environmental, safety (including security) performance are key aspects of our business.

Policy Statement


Continual Improvement
PLAN
DO
CHECK
ADJUST

The Corporation's commitment to high standards of Health, Environmental and Safety (HES) performance is supported by the 12 principles below. Where applicable, we will use a management system approach designed around the "Plan-Do-Check-Act" framework and aligned with internationally recognized standards to achieve continual improvement in these areas.

- **Accident Prevention:** Our goal is an accident and injury free workplace, with 100 percent safe work practices and conditions throughout our operations.
- **Prevention of Pollution & Resource Conservation:** We are committed to environmental protection and emphasize to the extent practical resource conservation and the minimization of wastes, emissions, and releases throughout our operations.
- **Communities:** We are dedicated to being a good neighbor in the communities where we work. We will conduct our operations safely and responsibly and we will consult proactively with stakeholders on issues of mutual interest.
- **Security and Emergency Preparedness:** Security and emergency preparedness are vital functions and the responsibility of management, supervisors and employees at all levels. We will maintain emergency plans to protect everyone in and around our facilities, the environment, and our corporate resources.
- **Risk Assessment:** Management of risk is fundamental to safe operations, products and services. We will systematically identify potential hazards, assess their relative significance, and develop reduction measures to ensure risks are properly addressed.
- **Legislative and Regulatory Compliance:** We will comply with all applicable HES laws, regulations, and other requirements to which the organization subscribes. Within our sphere of influence, we will actively participate in the development of responsible laws, regulations and standards regarding HES issues.
- **Training and Education:** We will ensure that employees understand their HES responsibilities and that they are trained and competent to perform their assignments effectively. We will support education and research on the health, environmental and safety effects of our products and processes.
- **Product Stewardship:** We will provide information to and work with applicable parties to foster the safe use, handling, transportation, storage, recycling, reuse, and disposal of our materials, products, and wastes.
- **Contractor Performance:** Recognizing that our contractors are pivotal to achieving our HES goals, we will monitor their performance, use the results in the selection process, and work with our contractors to align our common interests and promote HES excellence.
- **Measurement of Performance:** Our HES performance will be measured regularly using key indicators. Our operations will also be monitored for compliance with applicable HES legislative and regulatory requirements through periodic reviews and audits.
- **Continuous Improvement:** Our management systems provide a framework for setting targets, measuring performance, and reporting results. We will employ these systems to achieve continual improvement in our overall HES performance.
- **Communication:** We will clearly communicate our HES commitments, responsibilities and performance to our employees, the public and other key stakeholders.

EXHIBIT D

About Us

- Our Values
  - Diversity
  - Ethics
    - Business Integrity Office
    - Integrity Helpline
    - Code of Business Conduct
      - Reporting Unethical Conduct
      - Conflicts of Interest
      - Anti-Corruption Laws
      - Meals, Gifts and Entertainment
    - Code of Conduct for Persons Engaged in Natural Gas Sales
    - Whistleblower Policy
    - Transparency
- Business Strategy
- Board of Directors
- Management
- History
- Contacts

CODE OF BUSINESS CONDUCT

Marathon's Code of Business Conduct lays the foundation for good business decisions. No single document can list and explain every question or business practice. The words found throughout our Code including trust, respect, dignity and honesty form the foundation for good decisions. To further guide decision-making, the Company also has adopted policies for specific issues mentioned in the Code. Employees can find the Company's policies on the corporate intranet. Some policies may be of interest to external parties.


Code of Business Conduct

Code of Business Conduct (PDF, 978KB) (English)

Related Links

Careers
Code of Business Conduct
Corporate Governance
Marathon Leadership
Living Our Values Report
Supplier Diversity

Responsibility to Governments and the Law continued

We will comply with legal and regulatory standards.



The reputation of a thousand years may be determined by the conduct of one hour.

~Japanese Proverb

Political and Lobbying Activities

The Company may use or contribute funds, property or services including, but not limited to, the use of meeting rooms, computer or mailing services and other Company resources, either directly or indirectly, to help the nomination or election of any candidate to public office or supporting any referendum or other issue-related campaign or supporting political parties, provided such activity is permitted by applicable law, only when approved by the Chief Executive Officer ("CEO") or Vice President, Public Policy. This applies with equal force to candidates or political parties in all countries, authorizing all forms of assistance or support by the Company.

Lobbying activity on behalf of the interests of our Company is permissible, but highly regulated by law. Any lobbying contact with U.S. federal legislators, federal executive branch officials or their staff members or state or local government officials must be arranged through the Government Affairs Organization.

The Company recognizes that individual employees may support candidates for public office and make personal financial contributions to the election campaigns of candidates of their choice. While the Company does not discourage such individual political activity or campaign support, all such activities are at the employee's sole direction and expense and no reimbursement in any form shall be made by the Company. No partisan political activities by any employee shall be conducted on Company premises or on Company time or utilizing Company resources or under any circumstances which would create the appearance that such activity is sponsored by the Company, unless such activity is approved by the CEO or Vice President, Public Policy.

Except for employees in the Government Affairs Organization, no employee conducting Company business, furthering the interests of the Company or using Company resources shall provide a gift, meal, transportation or anything of value to any U.S. federal legislator, federal executive branch official or his or her staff members without the approval of the Law Organization, or to any state or local government official or his or her staff members without the support or approval of the Government Affairs Organization or the approval of the Law Organization. For limited exceptions to this directive relating to U.S. Embassy personnel in countries outside the United States, contact the Law Organization.

EXHIBIT E

CORPORATE SOCIAL RESPONSIBILITY REPORTING


Information on the
Company's non-financial
performance
107.7

Marathon Oil Corporation's annual *Living Our Values Corporate Social Responsibility Report* illustrates our efforts to advance non-financial performance and to promote greater economic, social and environmental sustainability in the communities where we live and work. Reporting is based on how we are "living our values"—health and safety, environmental stewardship, honesty and integrity, corporate citizenship and a high performance team culture—through all our business endeavors.

2011 Report (PDF; 3 MB)



To obtain a printed version of the report, contact:
Public Affairs
5555 San Felipe Street, Room 4150
Houston, TX 77056-2723
P: +1 713-296-3911
E: CSRReport@marathonoil.com

Download
Archived Reports

- 2010 Report (PDF; 1.8 MB)
- 2009 Report (PDF, 1.8 Mb)
- 2008 Report (PDF, 7.6 Mb)
- 2007 Report (PDF, 4.5 Mb)

Related Links

- Code of Business Conduct
- Ethics and Integrity
- Living Our Values Report
- Marathon Leadership



Political Contributions

The Marathon Oil Company Employees Political Action Committee (MEPAC) is a vehicle for employees to contribute to candidates for U.S. federal and state elected office. In 2011, MEPAC donated approximately $175,000 to 83 candidates, political party organizations and political action committees. MEPAC is a U.S. Federal Election Commission (FEC) registered organization and complies with all FEC, state and local rules and reporting requirements.

In 2011, Marathon Oil contributed $39,000, where allowed by law, in the U.S. and Canada to candidates, political party organizations and political action committees. Contributions support candidates who are for responsible energy development and are based solely on a candidate's position on business issues.

Marathon Oil is committed to conducting its business in an ethical, transparent and socially responsible manner.

We operate according to high standards of ethical business conduct and promote a culture across our global organization that values and believes in these standards. We also support the rule of law and accountability wherever we operate.

Progress Toward Goals

Following the spin-off of our downstream operations in 2011, Clarence P. Cazalot Jr. now serves as the chairman of the Board of Directors, president and CEO of Marathon Oil. The Company maintains an independent Board of Directors to ensure proper oversight.

Marathon Oil has continued to invest in education, training and resources to promote and maintain high levels of employee awareness regarding our expectations for ethical business conduct. Our objectives are to ensure compliance with relevant laws, regulations and policies; to foster an environment where employees may identify and report concerns or issues in good faith without fear of retaliation; and to prevent adverse reputational issues and other risks. Additionally, the Business Integrity Office annually assesses international and domestic locations for potential risk.

Our commitment to transparent payments to host governments remains firm. We have maintained our participation in the Extractive Industry Transparency Initiative (EITI) and continue to offer implementation assistance to countries where we operate.

Management Approach

The Board of Directors has ultimate ownership and accountability for our commitment to conduct our business in an ethical, transparent and socially responsible manner. Its responsibilities include enterprise risk management through the Audit and Finance Committee, which has the primary role in overseeing Sarbanes-Oxley controls. In addition, the Board's Health, Environment, Safety and Corporate Responsibility (HES&CR) Committee responsibilities include:

- Identifying, evaluating and monitoring health, environmental, safety, social, public policy and political trends, issues and concerns that could affect the Company's business activities and performance;
- Analyzing the Company's global reputation and developing recommendations to strategically position the Company to support its business objectives; and
- Developing recommendations to the Board for the formulation and adoption of policies, programs and practices concerning health, environmental, safety, social, public policy and political issues.